20010571

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton-Hightstown Road, Suite J
(No. and Street)

Princeton Junction	New Jersey	08550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus 609-799-0390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	New Jersey	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 2 8 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Straus Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA A. PULITI-MAXWELL
NOTARY PUBLIC OF NEW JERSEY
COMM. # 2208696
MY COMMISSION EXPIRES 2/18/2023
STATE OF NEW JERSEY NOTARY PUBLIC

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Straus Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

We have served as the Company's auditor since 2008.

Hamilton, NJ

February 26, 2020

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 514,731
Accounts receivable	157,058
Right of use asset	11,004
FINRA Daily account	1,561
Prepaid expense and other	2,952
TOTAL ASSETS	$ 687,306

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 41,695
Lease liability	11,004
TOTAL LIABILITIES	52,699
MEMBERS' EQUITY	634,607
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 687,306

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Commissions	$ 790,508
Interest Income	7,194
TOTAL REVENUE	797,702
OPERATING EXPENSES	
Commissions	140,991
Professional fees	27,233
Licensing and regulatory expenses	5,873
Office supplies and expenses	1,328
Communication and computer services	12,489
Rent	6,428
Insurance	576
Travel and entertainment	8,614
Miscellaneous	5,336
TOTAL OPERATING EXPENSES	208,868
NET INCOME	$ 588,834

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Members' equity - January 1, 2019	$ 747,632
Capital Withdrawals	(701,859)
Net Income	588,834
Members' equity - December 31, 2019	$ 634,607

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 588,834
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ (4,457)	
Prepaid expenses	(250)	
Changes in operating liabilities:		
Accrued expenses	7,924	
TOTAL ADJUSTMENTS		3,217
NET CASH FROM OPERATING ACTIVITIES		592,051
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(701,859)	
NET CASH FROM FINANCING ACTIVITIES		(701,859)
NET CHANGE IN CASH		(109,808)
CASH AT BEGINNING OF YEAR		624,539
CASH AT END OF YEAR		$ 514,731
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Right of use asset acquired through lease		$ 11,004

The accompanying notes are an integral part of this statement.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a Capital Acquisition Broker registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company claims exemption from the provisions of rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 which states that under circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions under item 24 of Part IIA, then those broker-dealers should file an exemption report and related accountant's report even though there is no related box to check on the FOCUS Report. Broker/dealers operating under the provisions of Footnote 74 of SEC Release 34-70073 should also be exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2019, and has determined that there is no liability for uncertain tax positions at December 31, 2019.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2019, or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Recently Adopted Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, requiring an entity (lessee) that leases assets for a term exceeding a one-year period to recognize a right-of-use asset and corresponding lease liability on the balance sheet. ASU 2016-02 will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under the legacy lease accounting guidance. ASU 2016-02 introduced limited changes to the lessor accounting model, none of which rise to the same level of significance as the changes made to the lessee accounting model. ASU 2016-02 also requires entities to disclose in the footnotes to their financial statements information about the amount, timing and uncertainty for the payments they make for lease agreements. The Company adopted the provisions of ASU 2016-02 beginning with the year ended December 31, 2019. The adoption of ASU 2016-02 had an impact on the statement of financial condition, but did not result in any change to the statement of operations.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date and through February 26, 2020, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered Capital Acquisition Broker subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2019, the Company had net capital of $493,387, which exceeded its requirements of $5,000 by $488,387.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Five investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense for the year ended December 31, 2019, was $6,428.

Future minimum lease payments under the lease are as follows:

Years ending December 31,	
2020	$ 6,428
2021	5,357
Total	$ 11,785

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2019

CREDITS			
Members' equity			$ 634,607
DEBITS			
Accounts receivable, net of commission payable	$	136,707	
FINRA daily account		1,561	
Prepaid expenses		2,952	
			141,220
NET CAPITAL			493,387
Minimum net capital requirement			5,000
EXCESS NET CAPITAL			$ 488,387
AGGREGATE INDEBTEDNESS			
Accrued expenses and other liabilities			$ 21,344

Ratio of aggregate indebtedness to net capital .043 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 as the Company had no obligations under 17 C.F.R. §240.15c3-3, and therefore, no computation for determination of reserve requirements was necessary.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements included in the accompanying Exemption Report Pursuant to Rule 17a-5(d)(4), in which Straus Capital, LLC (the "Company") stated that *(a)* the Company may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3, and *(b)* the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

Mercadien, P.C.
Certified Public Accountants

February 26, 2020

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2019

Straus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James L. Straus

Title: CEO

Date: 2/26/20

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Straus Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Straus Capital, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as reflected in the Company's QuickBooks general ledger and as vouched to the underlying bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with Form SIPC-7 on which it was computed, noting no differences. There were no overpayments applied on Form SIPC-7.

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
Leading By Example | Mercadien.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

Hamilton, NJ
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66973 FINRA DEC
Straus Capital LLC
50 Princeton Hightstown RD Ste J
Princeton Junction, NJ 08550-1107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stuart Appelson 609-933-3012

2. A. General Assessment (item 2e from page 2)		$ 1,197
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/31/2019 Date Paid		(519)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		678
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 678
G. **PAYMENT: √ the box** **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)**	$ 678	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Straus Capital LLC
(Name of Corporation, Partnership or other organization)

James A. Straus
(Authorized Signature)

Dated the 2nd day of February, 20 20.

President and CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

SEC Mail Processing
FEB 2 8 2020
Washington, DC

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

STRAUS CAPITAL LLC

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 797,701
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 797,701
2e. General Assessment @ .0015	$ 1,197

(to page 1, line 2.A.)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Straus Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Straus Capital, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as reflected in the Company's QuickBooks general ledger and as vouched to the underlying bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with Form SIPC-7 on which it was computed, noting no differences. There were no overpayments applied on Form SIPC-7.

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

Hamilton, NJ
February 26, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66973 FINRA DEC
Straus Capital LLC
50 Princeton Hightstown RD Ste J
Princeton Junction, NJ 08550-1107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stuart Appelson 609-933-3012

2. A.	General Assessment (item 2e from page 2)	$ 1,197
B.	Less payment made with SIPC-6 filed (exclude interest) 7/31/2019 (Date Paid)	(519)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	678
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 678

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 678

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Straus Capital LLC
(Name of Corporation, Partnership or other organization)

James A. Straus
(Authorized Signature)

President and CEO
(Title)

Dated the 2nd day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SEC Mail Processing
FEB 28 2020
Washington, DC

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

STRAUS CAPITAL LLC

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 797,701
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 797,701
2e. General Assessment @ .0015	$ 1,197
	(to page 1, line 2.A.)

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

RE: Straus Capital, LLC

To Whom It May Concern:

Enclosed please find two copies of the financial statement and supplementary information for the year ended December 31, 2019, for Straus Capital, LLC. In addition, two copies of the agreed-upon procedures report relative to the SIPC-7 form is also enclosed.

If you should have any questions or need to discuss, please feel free to contact Straus Capital, LLC directly.

Kindly sign and receipt the enclosed copy of this letter and return to us in the envelope provided for our records.

Very truly yours,

Lee D. Boss

Lee D. Boss, CPA, MBA
Principal

Enclosures

cc. James Straus, President/CEO

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail Processing
FEB 2 8 2020
Washington, DC

February 27, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

RE: Straus Capital, LLC

To Whom It May Concern:

Enclosed please find two copies of the financial statement and supplementary information for the year ended December 31, 2019, for Straus Capital, LLC. In addition, two copies of the agreed-upon procedures report relative to the SIPC-7 form is also enclosed.

If you should have any questions or need to discuss, please feel free to contact Straus Capital, LLC directly.

Kindly sign and receipt the enclosed copy of this letter and return to us in the envelope provided for our records.

Very truly yours,

Lee D. Boss

Lee D. Boss, CPA, MBA
Principal

Enclosures

cc. James Straus, President/CEO

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720